UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Closing of OI	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

    OTHER RELEVANT INFORMATION

Further to the communication dated January 29, 2021, Telefónica informs that the closing of the transaction related to the Contract of Purchase and Sale of Shares and Other Covenants, concluded on January 28, 2021 (as amended) (the Contract), between Telefónica Brasil S.A. (Telefónica Brasil), Tim S.A. and Claro, S.A. together, the Buyers, and Oi S.A. – in Judicial Recovery (successor of Oi Móvel S.A. – In Judicial Recovery) as Seller, was carried out today.
In this regard, Telefónica Brasil has acquired all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil were contributed, in accordance with the Segregation and Division Plan stated in the Contract.
Thus, Telefónica Brasil has acquired its share of mobile assets of Oi Group for an approximate amount of 5,373 million Brazilian reais (approximately 1,063 million euros at the current exchange rate), having paid, today, the amount of approximately 4,885 million Brazilian reais (approximately 966 million euros). The remaining amount, equivalent to 10% of the payment made on this date, is withheld subject to certain price adjustments and potential indemnification obligations stated in the Contract. Those amounts include a net cash position in the acquired company of approximately 83 million Brazilian reais (approximately 16 million euros).
Likewise, Telefónica Brasil: (i) has committed to an additional payment of up to 115 million Brazilian reais (approximately 23 million euros) of which 40 million Brazilian reais were paid at this date (approximately 8 million euros), subject to the fulfilment of certain targets by Oi; (ii) has made a payment of approximately 148 million Brazilian reais (approximately 29 million euros) for certain transition services to be provided by Oi to Garliava; and (iii) has signed a take-or-pay data transmission capacity contract, with a net present value of 179 million Brazilian reais (approximately 35 million euros), to be paid monthly during a period of 10 years.
The mobile assets of Oi Group assigned to Telefónica Brasil are the following:
•Clients: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL’s February 2022 data;
•Spectrum: 43MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and

•Infrastructure: contracts for the use of 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).
Telefónica Brasil will hold a conference call on April 28, 2022, at 10:00 a.m. (BRT) regarding the transaction.
Madrid, April 20, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 20, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors